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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

Dover Investments Corporation

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

Class B Common Stock, $0.01 Par Value

(Title of Class of Securities)

26015203000

(CUSIP Number)

Craig M. Tighe, Esq.

Gray Cary Ware & Freidenrich LLP

400 Hamilton Avenue

Palo Alto, CA 94301

(650) 833-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260152103000

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Leeward Capital, L.P. 94-3259184

2.	Check the Appropriate Box if a Member of a Group (See Instructions) 1. ☒ 2. ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 103,810 shares of Class A Common Stock, $0.01 par value 750 shares of Class B Common Stock, $0.01 par value

	8.	Shared Voting Power: –

	9.	Sole Dispositive Power: 103,810 shares of Class A Common Stock, $0.01 par value 750 shares of Class B Common Stock, $0.01 par value

	10.	Shared Dispositive Power: –

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 103,810 of Class A Common Stock 750 of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 10.4% of Class A Common Stock 0.2% of Class B Common Stock

14.	Type of Reporting Person (See Instructions): OO (Limited Partnership)

CUSIP No. 260152103000

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Leeward Investments, LLC 94-3259183

2.	Check the Appropriate Box if a Member of a Group (See Instructions) 3. ☒ 4. ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 103,810 shares of Class A Common Stock, $0.01 par value 750 shares of Class B Common Stock, $0.01 par value

	8.	Shared Voting Power: –

	9.	Sole Dispositive Power: 103,810 shares of Class A Common Stock, $0.01 par value 750 shares of Class B Common Stock, $0.01 par value

	10.	Shared Dispositive Power: –

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 103,810 of Class A Common Stock 750 of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 10.4% of Class A Common Stock 0.2% of Class B Common Stock

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 260152103000

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mr. Eric P. Von der Porten

2.	Check the Appropriate Box if a Member of a Group (See Instructions) 5. ☒ 6. ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 103,810 shares of Class A Common Stock, $0.01 par value 750 shares of Class B Common Stock, $0.01 par value

	8.	Shared Voting Power: –

	9.	Sole Dispositive Power: 103,810 shares of Class A Common Stock, $0.01 par value 750 shares of Class B Common Stock, $0.01 par value

	10.	Shared Dispositive Power: –

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 103,810 of Class A Common Stock 750 of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 10.4% of Class A Common Stock 0.2% of Class B Common Stock

14.	Type of Reporting Person (See Instructions): IN

Item 1.    Security and Issuer

This Schedule 13D/A amends and restates a Schedule 13D filed on February 28, 2000 with the Securities and Exchange Commission (the “Original Schedule 13D”) and relates to shares of Class A Common Stock, $0.01 par value (the “Class A Common Stock”), and Class B Common Stock, $0.01 par value (the “Class B Common Stock”), of Dover Investments Corporation (“Dover”). The Class A Common Stock and Class B Common Stock are collectively identified hereinafter as the “Dover Common Stock.” Dover is a Delaware corporation, and its principal executive offices are located at 100 Spear Street, Suite 520, San Francisco, CA 94105.

Item 2.    Identity and Background

This Schedule 13D/A is being filed jointly by: (1) Leeward Capital, L.P., a California limited partnership (“Leeward Capital”), (2) Leeward Investments, LLC, a California limited liability company (“Leeward Investments”) that serves as general partner to Leeward Capital, and (3) Mr. Eric P. Von der Porten, a natural person whose principal occupation is Manager of Leeward Investments. Leeward Capital, Leeward Investments and Mr. Von der Porten are collectively identified hereinafter as the “Filing Persons.”

This Schedule 13D/A is based upon the Filing Persons’ beneficial ownership of shares of Dover Common Stock and events that occurred on May 15, 2003 as described herein. The business address of the Filing Persons is 1139 San Carlos Avenue, Suite 302, San Carlos, CA 94070.

During the last five years, none of the Filing Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Filing Persons are United States citizens.

Item 3.    Source and Amount of Funds or Other Consideration

At the time of the filing of the Original Schedule 13D, the Filing Persons beneficially owned 97,000 shares of Class A Common Stock. Since that time, Leeward Capital has acquired through open market purchases an additional 6,810 shares of Class A Common Stock for an aggregate purchase price of $89,447. In addition, Leeward Capital has acquired 750 shares of Class B Common Stock through an open market purchase for a purchase price of $11,300. All such purchases were made using the working capital of Leeward Capital and the purchases represent in the aggregate less than 1% of the outstanding shares of each of the Class A Common Stock and Class B Common Stock.

Item 4.    Purpose of Transaction

As described in the Original Schedule 13D, Leeward Capital was established to invest in micro-cap and small-cap stocks, distressed real estate investment trusts (REITs), convertible bonds, secondary-market limited partnership interests and other securities. The Filing Persons believe that the Dover’s stock is undervalued by the public market, and that it would be appropriate for Dover to take itself private or to be sold to a third party. Leeward Investments is interested in acquiring Dover and is seeking to enter into discussions with Dover or others that could result in the acquisition of all outstanding shares of Dover’s Common Stock.

On February 18, 2000, Leeward Investments sent a letter to Dover in which it expressed that it believed it would be able to conclude an acquisition of Dover at a price in the range of approximately $24.00 to $27.00 per share for each outstanding share of Dover Common Stock. Leeward Investments sent Dover a new letter on May 15, 2003, which is attached hereto as Exhibit 1 and is incorporated by reference herein in its entirety. In the new letter, Leeward Investments reiterated its interest in acquiring Dover and it increased the per share price with which it believes it would be able to acquire Dover to $31.00 per share, subject to satisfactory completion of documentation, due diligence, and financing. The new letter further indicated the intent of the Filing Persons to vote against Proposals 2 and 3 of Dover’s annual proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on March 26, 2003.

The Filing Persons also remain interested in measures that may enhance the value of the Dover Common Stock. The Filing Persons thus intend to consider all alternatives available in connection with ownership interest in Dover, including, without limitation, making dispositions or further acquisitions, either through the open market or through privately negotiated transactions; extraordinary transactions with respect to Dover, such as a merger, sale, reorganization or liquidation; and changes in the exchange listing or policies of Dover.

Item 5.    Interest in Securities of the Issuer

(a)    As of May 15, 2003, the Filing Persons beneficially owned under the rules of the Securities and Exchange Commission an aggregate of 103,810 shares of Class A Common Stock and 750 shares of Class B Common Stock, all of which is held in the name of Leeward Capital. Such holdings represent 10.4% and 0.2% of the Class A Common Stock and Class B Common Stock, respectively, based upon 1,001,788 and 312,512 outstanding shares of Class A Common Stock and Class B Common Stock, respectively, as disclosed in Dover’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003, which was filed with the Securities and Exchange Commission on May 8, 2003.

(b)    Leeward Capital, Leeward Investments (as general partner of Leeward Capital), and Mr. Von der Porten (as manager of Leeward Investments) may each be deemed to possess sole voting and dispositive power with respect to the Dover Common Stock held by Leeward Capital.

(c)    During the last sixty calendar days, the Filing Persons conducted the following transactions:

•	On February 21, 2003, Leeward Capital purchased 750 shares of Class B Common Stock on the open market for an aggregate purchase price of $11,300; and

•	On March 18, 2003, Leeward Capital purchased 400 shares of Class A Common Stock on the open market for an aggregate purchase price of $6,850.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Filing Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any of Dover’s securities, other than the Joint Filing Agreement among the Filing Persons, which was attached as Exhibit 1 to the Original Schedule 13D, and the amended and restated Letter to the Issuer from Leeward Investments attached as Exhibit 1 hereto.

Item 7.    Material to Be Filed as Exhibits

1. Letter to Dover Investments Corporation from Leeward Investments dated May 15, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2003

LEEWARD CAPITAL, L.P.		LEEWARD INVESTMENTS, LLC

/s/ LEEWARD INVESTMENTS, LLC		/s/ ERIC P. VON DER PORTEN
By:	Leeward Investments, LLC	By:	Eric P. Von der Porten
Its:	General Partner	Its:	Manager

ERIC P. VON DER PORTEN

/s/ ERIC P. VON DER PORTEN
By:	Eric P. Von der Porten